UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.        )*

DISTRIBUCIÓN Y SERVICIO D&S S.A.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Gordon Y. Allison

Vice President and General Counsel – Corporate Division, and Assistant Secretary

702 SW 8th Street

Wal-Mart Stores, Inc.

Bentonville, Arkansas 72716-8611

(479) 273-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wal-Mart Stores, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,800,390,251 shares of Common Stock
8. Shared Voting Power 0
9. Sole Dispositive Power 3,800,390,251 shares of Common Stock
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,800,390,251 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.29%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inversiones Australes Tres Limitada
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Chile

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,800,390,251 shares of Common Stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,800,390,251 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,800,390,251 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.29%
14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to shares of Common Stock, no par value (the “Shares”), of Distribución y Servicio D&S S.A., a corporation organized under the laws of Chile (the “Issuer”). The principal executive offices of the Issuer are located at Avenida Presidente Eduardo Frei Montalva 8301, Quilicura, Santiago, Chile.

Item 2.	Identity and Background

This Statement is being jointly filed by: (i) Wal-Mart Stores, Inc., a corporation organized under the laws of the State of Delaware (“Wal-Mart”), with its principal business address and office located at 702 SW 8th Street, Bentonville, Arkansas 72716-8611, and (ii) Inversiones Australes Tres Limitada, a sociedad de responsabilidad limitada organized under the laws of Chile (“WM Sub”), with its principal business address and office located at Avenida Apoquindo 3721, office 124, Las Condes, Santiago, Chile. WM Sub is the record owner of all of the Shares acquired pursuant to a tender offer (the “Offer”) commenced in Chile and the United States by WM Sub. Wal-Mart wholly-owns WM Sub indirectly through a number of other wholly-owned subsidiaries.

Wal-Mart’s principal business is to operate Wal-Mart discount stores, supercenters, Neighborhood Markets and Sam’s Club locations in the United States. Wal-Mart also operates retail stores in Argentina, Brazil, Canada, China, Costa Rica, El Salvador, Guatemala, Honduras, Japan, Mexico, Nicaragua, Puerto Rico and the United Kingdom and, through a joint venture, in India. WM Sub was formed for the purpose of making the Offer. WM Sub’s principal business is to acquire issued and outstanding securities of the Issuer. Wal-Mart and WM Sub are referred to herein as the “Reporting Persons.”

The names, citizenship, business addresses and principal occupations or employments of the executive officers and directors of the Reporting Persons are set forth in Schedule I, which is incorporated herein by reference.

During the past five years, none of Wal-Mart, WM Sub or, to the knowledge of either of them, the individuals set forth in Schedule I have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

WM Sub used an aggregate of US $1,550,559,222 to purchase the 3,800,390,251 Shares tendered in the Offer, including Shares represented by American Depositary Shares, as set forth in Item 4 below. The source of the funds for such purchase was the working capital of Wal-Mart.

Item 4.	Purpose of Transaction

On December 23, 2008, pursuant to a Chilean “Prospectus” (the “Chilean Prospectus”) and related offering materials furnished by the Reporting Persons to the Securities and Exchange Commission (the “Commission”) under cover of Form CB, WM Sub commenced the Offer in Chile and the United States to purchase all of the Issuer’s outstanding: (i) Shares; and (ii) American Depositary Shares (“ADSs”). Each ADS represents 60 Shares of the Issuer, and at the time of commencement of the Offer, the outstanding ADSs represented approximately 3.3% of the outstanding capital stock of the Issuer. The Offer was made in the United States in reliance on an exemption from certain requirements of Regulation 14D and Regulation 14E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided by Rule 14d-1(c). The Offer was at a price of $0.408 per Share and $24.48 per ADS and expired on January 22, 2009. Pursuant to Chilean law, the results of the Offer were announced on January 25, 2009 and WM Sub acquired 3,800,390,251 Shares (including Shares underlying acquired ADSs) of the Issuer. WM Sub purchased the Shares for the purpose of acquiring a controlling stake in the Issuer.

Pursuant to Chilean law, WM Sub will conduct a follow-on tender offer for the remaining Shares and ADSs within 30 calendar days of January 25, 2009. The price offered for the Shares and ADSs in this follow-on tender offer will be $0.408 per Share and $24.48 for each ADS, which is the same price per security paid in the Offer. WM Sub will commence the follow-on tender offer on or before February 24, 2009.

Prior to the commencement of the Offer, WM Sub entered into an agreement to tender, dated December 19, 2008, with Felipe Ibáñez Scott and Nicolás Ibáñez Scott, significant stockholders of the Issuer (the “Principal Stockholders”), and certain of their respective affiliates (collectively with the Principal Stockholders, the “Principal Stockholder Group”). On or after December 19, 2008, WM Sub, members of the Principal Stockholder Group and the Issuer also entered into other agreements with each other that provide for, among other matters, (a) the put (or sale) of Shares to WM Sub by certain members of the Principal Stockholder Group in certain circumstances, (b) the possible issuance and offering of additional Shares by the Issuer, (c) certain registration rights and rights of first offer concerning Shares owned by the Principal Stockholder Group, and (d) certain changes to the Issuer’s dividend policy. These agreements, and the provisions relating to the above matters, are summarized below in Item 6 and the agreements are filed herewith as exhibits to this Schedule 13D report.

Regarding the Issuer’s dividend policy, to the extent requirements of law obligate the Issuer to pay annual dividends to stockholders, the Stockholders’ Agreement (defined below) provides that the board of directors shall declare such dividends out of net profits payable in Chilean pesos in an amount equal to the higher of: (a) the minimum amount required under applicable requirements of law; or (b) five Chilean pesos per share, subject to (x) annual indexing to Unidades de Fomento and (z) proportionate adjustment for any stock splits (or reverse stock splits), stock dividends or similar stock events. The Issuer’s current dividend policy is simply to pay the minimum annual dividend required by law. As required by Chilean law, unless otherwise decided by unanimous vote of the issued and subscribed shares, the Issuer must distribute a cash dividend in an amount equal to at least 30% of its net income for a given year (net of any carryover losses).

Furthermore, pursuant to the Stockholders’ Agreement, WM Sub and the Principal Stockholder Group also agreed to amend and restate the Bylaws (Estatutos) of the Issuer. The Bylaws will be amended to change the term of a director from three years to two, to clarify that there is only one Vice-Chairman of the board of directors, and to provide that, except as otherwise provided by applicable law or the Bylaws, a resolution to amend the Bylaws can be adopted at a meeting of stockholders established with the quorum required by law and with the vote of an absolute majority of the shares present at such meeting. An English translation of the form of the Bylaws as they will be amended and restated is filed as Exhibit 99.6 hereto and is incorporated by reference herein.

WM Sub and the Principal Stockholder Group agreed to take actions to cause the composition of the board of directors of the Issuer to change on January 29, 2009, to include the following individuals: Nicolás Ibáñez Scott, Felipe Ibáñez Scott, Alberto Eguiguren Correa, Jorge Gutierrez Pubill, Craig Herkert, Jose Hernandez, Ezequiel Gomez Berard, Hector Nunez and Wyman Atwell. WM Sub and the Principal Stockholders Group also agreed that Felipe Ibáñez Scott shall serve as Chairman of the board of directors and Craig Herkert as Vice-Chairman of the board of directors.

As a result of the large number of ADSs tendered into the Offer, and the resulting small number of ADSs publicly held after the completion of the Offer (402,830 ADSs, or approximately 0.4% of the outstanding capital stock of Issuer), on January 27, 2009 the New York Stock Exchange (“NYSE”) gave notice that it had suspended trading in, and would commence delisting of, the ADSs. On January 28, 2009, the NYSE filed with the Commission a Form 25 Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act with respect to the ADSs, in which the NYSE notified the Commission of its intention to remove the entire class of ADSs from listing and registration on the Exchange on February 9, 2009.

Except as set forth and related to the matters described above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number of Shares (including Shares underlying ADSs) that are beneficially owned by the Reporting Persons is 3,800,390,251, which represents 58.29% of the outstanding Shares. This percentage is based upon 6,520,000,000 Shares outstanding as of the Issuer’s most recent Form 20-F filed with the Commission on July 15, 2008. Wal-Mart has the sole power to control the vote of, and dispose of, all of such beneficially owned Shares, and WM Sub, as an indirectly wholly-owned subsidiary of Wal-Mart, has shared power to control the vote of, and to dispose of, all of such beneficially owned Shares.

(c) See description of the Offer in the first paragraph of Item 4. See also Item 6.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Wal-Mart and/or WM Sub have entered into the following agreements with respect to the Shares of the Issuer:

Tender Agreement. Pursuant to the Agreement to Tender, dated as of December 19, 2008 (the “Tender Agreement”), among WM Sub and the Principal Stockholder Group (as defined above in Item 4), the Principal Stockholder Group agreed to tender, and to forfeit any right to withdraw, in the aggregate, 23.4% (and in certain cases up to an additional 10%) of the outstanding Shares (on a fully-diluted basis, including Shares represented by ADSs) of the Issuer no later than five business days before the scheduled expiration date of the Offer. Wal-Mart guaranteed WM Sub’s payment obligations under the Tender Agreement.

Transfer Restrictions. Among other covenants and obligations, the Principal Stockholders agreed not to sell, transfer, pledge, or otherwise encumber any of their Shares during the term of the Tender Agreement other than to certain permitted affiliates who enter into and become parties to the Tender Agreement and the Stockholders’ Agreement described below (collectively, the “Transaction Documents”). The Principal Stockholders further agreed not to grant a proxy to, or enter into any voting trust with, any person that would restrict the Principal Stockholder Group’s right to transfer its Shares pursuant to the terms of the Tender Agreement.

Representations and Warranties. Each stockholder among the Principal Stockholder Group made certain representations and warranties on such stockholder’s own behalf with respect to the business of the Issuer and its subsidiaries and otherwise. The Principal Stockholder Group agreed to indemnify WM Sub, under certain circumstances and subject to certain limitations, for inaccuracies in those representations and warranties, or for the failure of any member of the Principal Stockholder Group to comply with certain covenants and obligations under the Tender Agreement, including certain of the covenants and obligations described above.

Termination and Effect of Termination. The Tender Agreement terminated upon the effectiveness of the Stockholders’ Agreement (January 29, 2009).

Following termination of the Tender Agreement, in general the obligations of the parties (other than for certain breaches prior to termination or in connection with indemnification obligations identified therein) terminated.

Stockholders’ Agreement. WM Sub and certain members of the Principal Stockholder Group entered into a Stockholders’ Agreement dated December 19, 2008, which was subsequently amended and became effective on January 29, 2009 (the “Stockholders’ Agreement”).

Pursuant to the terms of the Stockholders’ Agreement, the Principal Stockholders and WM Sub have agreed to certain express obligations with respect to the governance of the Issuer and procedures for certain orderly dispositions of the Principal Stockholders’ non-tendered Shares.

Agreement Relating to Operations of the Issuer. The Stockholders’ Agreement specifies procedures for financial reporting and management, election of members of the board of directors and of the Chairman of the board of directors, the composition of certain committees of the board of directors and the composition of the boards of directors of certain subsidiaries of the Issuer. Furthermore, the Stockholders’ Agreement contemplates the execution of service, license and technical assistance agreements between the Issuer and Wal-Mart.

Noncompete Obligations of the Parties. Each of the members of the Principal Stockholder Group which is party to the Stockholders’ Agreement has agreed not to participate in the ownership, management, operation or control of any business that competes with the Issuer, in each case anywhere in Chile, subject to certain limited exceptions involving: (i) passive ownership of less than 3% of the outstanding securities of any publicly traded company; and (ii) ownership of certain specialty boutique or retail establishments with net revenues less than US $40,000,000.

Each of the members of the Principal Stockholder Group which is party to the Stockholders’ Agreement has also agreed, subject to certain limited exceptions, not to solicit any employees of the Issuer or its affiliates to leave such employment or induce any person who has a material business relationship with the Issuer or its affiliates to refrain from engaging in a relationship, or terminate or modify any such actual or prospective relationship, with the Issuer or its affiliates.

In addition, WM Sub has agreed not to participate in the ownership, management, operation or control of certain businesses that compete with the Issuer in Chile, subject to exceptions whereby WM Sub is permitted: (i) to have passive ownership involving less than 3% of the outstanding securities of any publicly traded company; (ii) to own, manage, operate or control any business competitive with the Issuer in Chile, so long as such competitive business was acquired as a part of an acquisition of a business in which operations outside of Chile represented the substantial portion of the acquired business; or (iii) to continue to conduct global sourcing operations and activities of Wal-Mart or any of its affiliates for the procurement of goods and services in Chile.

Agreement Relating to Election of Directors. Subject to certain limitations, the Principal Stockholder Group has agreed to vote in favor of, or take such other action as is necessary to cause to be elected, five nominees of WM Sub for election to the nine-member board of directors. Subject to certain limitations and the proviso below, if the Principal Stockholder Group maintains certain ownership levels as specified below, then WM Sub has agreed to vote in favor of, or take such other action as is necessary to cause to be elected, nominees designated by the Principal Stockholder Group as follows:

(i) if the Principal Stockholder Group owns at least 10% but less than 20% of the Shares, then the Principal Stockholder Group is generally entitled to cause the election of two directors;

(ii) if the Principal Stockholder Group owns at least 20% but less than 25% of the Shares, then the Principal Stockholder Group is generally entitled to cause the election of three directors; or

(iii) if the Principal Stockholder Group owns 25% percent or more of the Shares, then the Principal Stockholder Group is generally entitled to cause the election of four directors;

provided that, to the extent that an independent director is required to serve on the board of directors under applicable laws or regulations, that director shall be taken from the number of directors that the Principal Stockholder Group otherwise may cause to be elected in accordance with the foregoing.

Certain Transfer Restrictions. No member of the Principal Stockholder Group that is party to the Stockholders’ Agreement may (unless waived in writing by WM Sub), transfer any Option Shares (as defined in the Stockholders’ Agreement) or permit any affiliate to transfer any Option Shares, except in the case of transfers made in accordance with the Put Agreement (defined below), the Offering Rights Agreement (defined below) or in connection with limited permissible open market sales and certain transfers of Shares to affiliates (each “Permitted Transfers”). Any transfer by a member of the Principal Stockholder Group, other than a Permitted Transfer, that does not comply with the terms of the Stockholders’ Agreement will be null and void.

Until the termination of the Stockholders’ Agreement, no member of the Principal Stockholder Group, or any of their respective affiliates (as described below), may acquire beneficial ownership of additional Shares or other equity interests (including acquisition of preemptive rights) in the Issuer or any of the subsidiaries of the Issuer, without the prior written consent of WM Sub.

Dividend Policy. As described in Item 4, to the extent requirements of law obligate the Issuer to pay annual dividends to stockholders, the Stockholders’ Agreement provides that the board of directors shall declare such dividends out of net profits payable in Chilean pesos in an amount equal to the higher of: (a) the minimum amount required under applicable requirements of law; or (b) five Chilean pesos per share, subject to (x) annual indexing to Unidades de Fomento and (z) proportionate adjustment for any stock splits (or reverse stock splits), stock dividends or similar stock events.

Capital Issuances. Until the third anniversary of the effective date of the Stockholders’ Agreement (such period, the “Three-Year Period”), each stockholder that is a party to the Stockholders’ Agreement has agreed to take all actions necessary to ensure that the Issuer has the authority to effectuate a preemptive rights offering for the purpose of raising capital in the aggregate amount, in one or more tranches, of up to US $500,000,000 during the first three years of the Stockholders’ Agreement, plus any amounts required to refinance certain existing indebtedness under certain conditions (each such tranche, a “Capital Raise”). Each Capital Raise shall consist of a preemptive rights offering, in which each stockholder of the Issuer shall have a right, but not an obligation, to participate on a pro rata basis. The new shares issued in any Capital Raise shall be placed at a subscription price to be mutually agreed upon between Wal-Mart and the Principal Stockholder Group. At any time after the Three-Year Period, the Issuer may raise capital through equity rights offerings in such amounts and at such prices as are approved by the board of directors from time to time.

Termination and Effect of Termination. The Stockholders’ Agreement may be terminated as follows:

(i) upon mutual agreement of the parties;

(ii) upon delivery of notice by any party thereto in certain circumstances involving the termination of the Tender Agreement in accordance with its terms;

(iii) at the election of WM Sub: (a) at any time on or after the date upon which the applicable aggregate percentage of the Principal Stockholder Group shall be less than 10% of the outstanding Shares; (b) to the extent the Principal Stockholders fail to cure certain specified breaches or events of default; (c) at any time after the date as of which both of the Principal Stockholders have died; or (d) at any time after the bankruptcy of both of the Principal Stockholders; provided that, in the case of each of (a)-(d) above, WM Sub is not then in material default of the Stockholders’ Agreement or the Offering Rights Agreement and provided that there is no Optionee Event of Default under the Put Agreement (as defined in such agreement); or

(iv) at the joint election of the Principal Stockholders: (a) at any time WM Sub fails to cure certain events of default, provided no member of the Principal Stockholder Group is then in material default under the Stockholders’ Agreement or the Offering Rights Agreement and provided that there is no Optionor Event of Default under the Put Agreement (as defined in such agreement); or (b) upon the bankruptcy of Wal-Mart or WM Sub.

Upon termination of the Stockholders’ Agreement, the obligations of the parties under the Stockholders’ Agreement (other than the obligations which by their express terms survive such termination, including noncompete and indemnification obligations) will terminate subject to any rights or remedies one party may have against the other for breach of the terms of the Stockholders’ Agreement.

Amendment and Waiver. The Stockholders’ Agreement may not be amended except by a written instrument signed by each party thereto.

Offering Rights Agreement. The Issuer entered into an Offering Rights Agreement, dated as of January 30, 2009 (the “Offering Rights Agreement”), with certain members of the Principal Stockholder Group and WM Sub with respect to the Shares which the Principal Stockholder Group owns and, subject to specified restrictions, Shares which the Principal Stockholder Group may acquire. The Shares that will be covered by the Offering Rights Agreement are referred to herein as the “Offerable Shares.”

Offering Demand. After the expiration of a 180-day period following the closing of the Offer, the Principal Stockholder Group is entitled, subject to certain terms and conditions, to require the Issuer on up to three occasions to prepare a disclosure document and effect a marketed offering of the Offerable Shares in certain eligible jurisdictions in accordance with applicable securities laws. Any offering demanded by the Principal Stockholder Group is required to either include a minimum of 5% of the aggregate outstanding number of Shares on a fully-diluted basis or be intended to raise at least US $150 million, as estimated at the time of such demand. In addition, the Principal Stockholder Group does not have a right to demand an offering registered under the Securities Act of 1933, as amended, in the United States for at least one year following the closing of the Offer, after which point the right to any such demand will be available only in certain circumstances. Furthermore, before pursuing an offering under an offering demand, one or more notices must be given to WM Sub, and WM Sub may elect to purchase all of the Offerable Shares under specified terms and conditions. In general, the demand rights of the Principal Stockholder Group will terminate when the parties constituting the group cease collectively to own Offerable Shares representing at least 5% of the outstanding number of Shares on a fully-diluted basis.

The expenses of any marketed offering effected pursuant to these rights will be paid by the participating members of the Principal Stockholder Group unless the Issuer includes other securities in such offering, in which case the expenses will be paid pro rata. In any underwritten offering effected pursuant to these rights, the participating members of the Principal Stockholder Group have the right to jointly designate the managing underwriter.

Piggyback Registration. The Principal Stockholder Group also has piggyback rights with respect to specified offerings of Shares by the Issuer or other stockholders of the Issuer, which will enable the Principal Stockholder Group to sell shares in connection with such offerings. The expenses of any offering in which these piggyback rights are exercised generally will be borne by the Issuer and the participating stockholders on a basis proportionate to the respective number of Shares included on the account of each party.

Events of Default. Failures to perform or observe certain material terms of the Offering Rights Agreement, the Stockholders’ Agreement and the Put Agreement (as defined below), which are continuing for 30 days after having received notice of such failure from either the Issuer or WM Sub, as applicable, result in an event of default under the Offering Rights Agreement. An event of default may also occur if certain indemnification obligations to WM Sub are not met pursuant to the Tender Agreement. An event of default, among other things, prevents the defaulting member of the Principal Stockholder Group from exercising any of its rights under the Offering Rights Agreement.

Other Provisions. The exercise of the foregoing rights will be subject to customary limitations, qualifications and conditions.

Put Option Agreement. WM Sub and certain members of the Principal Stockholder Group entered into a Put Option Agreement, dated as of January 30, 2009 (the “Put Agreement”), pursuant to which WM Sub granted to each of the Principal Stockholders (on behalf of each such stockholder and such stockholder’s specified affiliates), who for purposes of this discussion are referred to as the “optionors,” the option and right to require WM Sub to purchase all or a portion of certain specified Shares that the optionors beneficially own and, subject to specified restrictions, certain specified Shares which the optionors may acquire. The shares of the Issuer’s common stock that are covered by the Put Agreement are referred to in this discussion as the “option shares.” Wal-Mart guaranteed WM Sub’s payment obligations under the Put Agreement.

At any time beginning on the 2nd anniversary of the date of the Put Agreement and ending on the 7th anniversary thereof, each optionor may require (up to two times during such exercise period) that WM Sub purchase all or a portion of its option shares by delivering a notice of exercise to WM Sub, subject to certain limitations. If one optionor delivers a notice of exercise to WM Sub, the other optionor may elect to also sell to WM Sub its option shares, subject to certain limitations. The put option will terminate with respect to each optionor on the earlier of: (i) the date on which such optionor no longer owns stock of the Issuer; (ii) the date on which such optionor has exercised its rights to require WM Sub to acquire its option shares; or (iii) the 7th anniversary of the date of the Put Agreement.

In addition, if WM Sub specifically requests in writing that the optionors vote in accordance with the recommendation of WM Sub with respect to certain matters that require the consent of 2/3 of the stockholders of the Issuer, and the optionors vote in accordance with such recommendation, the optionors will have a period of 60 days after the date of the stockholder approval to require WM Sub to purchase all of their option shares upon delivery of a notice of exercise to WM Sub. The right to exercise this put option in connection with a 2/3 stockholder vote will expire on the earlier of: (a) the date on which such optionor no longer owns stock of the Issuer; (b) the date on which such optionor has exercised this put option; or (c) the date on which WM Sub (together with any of its affiliates) beneficially owns 66 2/3% of the stock of the Issuer.

A notice of exercise by an optionor to WM Sub to sell to WM Sub the option shares identified in the exercise notice may result in the need to effect a process through which a price per share is determined by the fair market value determination procedures described below. In the case where either both optionors have sent to WM Sub a notice of exercise of a put option or one optionor has exercised its option and the other optionor has decided to also sell its option shares along with the initiating optionor, the optionor who holds a majority of the option shares submitted for sale will be the optionor who makes the decisions required under the Put Agreement with respect to the fair market value determination described below.

Exercise Price Related Procedures. Within 30 days after delivery of the notice of exercise, the deciding optionor and WM Sub will each deliver to the other a certificate setting forth the calculation of the fair market value of the Issuer as determined by an investment bank or another financial advisor selected by each such optionor and WM Sub, respectively. If such party’s higher fair market valuation is within 10% of the value of such other party’s lower valuation, then the fair market value of the Issuer will be the average of the two valuations.

If the fair market valuations described above are not within such 10% level, then the fair market value of the Issuer will be determined by an investment banking firm mutually agreed upon by such optionor and WM Sub. If such optionor and WM Sub are not able to agree upon an investment banking firm within ten business days after delivery of each party’s fair market value valuation to the other party, then each party will designate one independent third party investment bank and such investment banks will appoint one independent third party investment bank that will determine the fair market value of the Issuer in accordance with the terms and conditions of the Put Agreement. The rights of an optionor to exercise a put option and proceed with the closing of the sale of its option shares pursuant to such put option may be suspended upon the occurrence of certain breaches by such optionor of the Stockholders’ Agreement, the Put Agreement or the Offering Rights Agreement.

Limitations of Agreement Descriptions; Incorporation of Definitive Agreements. The preceding description of the agreements entered into by WM Sub and/or Wal-Mart are not intended to be complete and are qualified in their entirety by reference to the full text of the referenced documents which are filed as exhibits to this Schedule 13D report and which are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

EXHIBIT NUMBER	DESCRIPTION

99.1*	Agreement to Tender, dated as of December 19, 2008, by and among Inversiones Australes Tres Limitada and the parties listed on the signature pages thereto under the titles Stockholder Group I, Stockholder Group II, Stockholder Group III, Principal Stockholders and Guarantor.

99.2**	Stockholders’ Agreement, dated December 19, 2008, by and among Inversiones Australes Tres Limitada and the parties listed on the signature pages thereto under the titles Stockholder Group I, Stockholder Group II and Principal Minority Stakeholders.

99.3***	Amendment No. 1 to Stockholders’ Agreement, dated as of January 29, 2009, by and among Inversiones Australes Tres Limitada and the parties listed on the signature pages thereto under the titles Stockholder Group I, Stockholder Group II and Principal Minority Stakeholders.

99.4***	Offering Rights Agreement, dated as of January 30, 2009, among Inversiones Australes Tres Limitada, Distribución y Servicio D&S S.A. and the parties listed on the signature pages thereto under the title Holders.

99.5***	Put Option Agreement, dated as of January 30, 2009, among Inversiones Australes Tres Limitada and the parties listed on the signature pages thereto under the titles Optionor, Stockholder Group I, Stockholder Group II and Guarantor.

99.6***	English Translation of Bylaws (Estatutos) of Issuer.

*	Incorporated herein by reference to Exhibit 11 furnished by Wal-Mart and WM Sub to the Commission on January 13, 2009 on Amendment No. 3 to Form CB.

**	Incorporated herein by reference to Exhibit 12 furnished by Wal-Mart and WM Sub to the Commission on January 13, 2009 on Amendment No. 3 to Form CB.

***	Provided herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVERSIONES AUSTRALES TRES LIMITADA

/s/ Gordon Y. Allison
Name:	Gordon Y. Allison
Title:	Attorney-in-Fact

February 4, 2009

WAL-MART STORES, INC.

/s/ Gordon Y. Allison
Name:	Gordon Y. Allison
Title:	Vice President and General Counsel – Corporate Division, and Assistant Secretary

February 4, 2009

Schedule I

Directors and Executive Officers of Wal-Mart and WM Sub

Directors and Executive Officers of Wal-Mart

The names of the members of the board of directors and executive officers of Wal-Mart, their addresses, citizenship and principal occupation are as follows (principal occupation is at Wal-Mart unless otherwise indicated):

Name	Business Address	Citizenship	Principal Employment or Occupation and Name of Organization in which such employment is conducted
Directors

Aida M. Alvarez	(1)	US	Director (2)

James W. Breyer	(1)	US	Director (3)

M. Michele Burns	(1)	US	Director (4)

James I. Cash, Jr.	(1)	US	Director (5)

Roger C. Corbett	(1)	Australian	Director (6)

Douglas N. Daft	(1)	Australian	Director (7)

Michael T. Duke	(1)	US	Director (8)

David D. Glass	(1)	US	Director (9)

Gregory B. Penner	(1)	US	Director (10)

Allen I. Questrom	(1)	US	Director (11)

H. Lee Scott, Jr.	(1)	US	Director (8)

Arne M. Sorenson	(1)	US	Director (12)

Jim C. Walton	(1)	US	Director (13)

S. Robson Walton	(1)	US	Director (8)

Christopher J. Williams	(1)	US	Director (14)

Linda S. Wolf	(1)	US	Director (15)

Executive Officers

Eduardo Castro-Wright	(1)	US	Vice Chairman

M. Susan Chambers	(1)	US	Executive Vice President, People Division

Leslie A. Dach	(1)	US	Executive Vice President, Corporate Affairs and Government Relations

Michael T. Duke	(1)	US	President and Chief Executive Officer

Rollin L. Ford	(1)	US	Executive Vice President, Chief Information Officer

Thomas D. Hyde	(1)	US	Executive Vice President – Legal, Compliance, Ethics and Corporate Secretary

C. Douglas McMillon	(1)	US	Executive Vice President, President and Chief Executive Officer, International Division

Thomas M. Schoewe	(1)	US	Executive Vice President and Chief Financial Officer

H. Lee Scott, Jr.	(1)	US	Chairman of the Executive Committee to the Board of Directors; former President and Chief Executive Officer

S. Robson Walton	(1)	US	Chairman of the Board of Directors

Steven P. Whaley	(1)	US	Senior Vice President and Controller

(1)	c/o Wal-Mart Stores, Inc., 702 SW 8th Street, Bentonville, AR 72716-8611

(2)	Former government official, including, most recently, Administrator of the Small Business Administration

(3)	Managing Partner, Accel Partners, a venture capital firm

(4)	Chairman and CEO, Mercer LLC, a professional services and consulting firm

(5)	Professor Emeritus, Harvard Business School

(6)	Retired CEO and Group Managing Director of Woolworths Limited, a retail company

(7)	Retired Chairman and CEO of The Coca-Cola Company, a beverage manufacturer

(8)	See “Executive Officers”

(9)	Former Chairman of the Executive Committee and former President and CEO of Wal-Mart

(10)	General Partner, Madrone Capital Partners, an investment management firm

(11)	Former Chairman and CEO of J.C. Penney Corporation, Inc., a retail company

(12)	Executive Vice President and Chief Financial Officer, Marriott International, Inc., a hotel operator

(13)	Chairman and CEO of Arvest Bank Group, Inc.

(14)	Chairman and CEO, The Williams Capital Group, L.P., an investment bank

(15)	Former Chairman and CEO, Leo Burnett Worldwide, Inc., an advertising agency

Officers of WM Sub

The names of the executive officers of WM Sub, their addresses, citizenship and principal occupations are as follows. WM Sub does not have the equivalent of a board of directors for purposes of the disclosure required by Item 2 :

Name	Business Address	Citizenship	Principal Employment or Occupation and Name of Organization in which such employment is conducted
Officers

Mitchell W. Slape	Wal-Mart Stores, Inc. 702 SW 8th Street Bentonville, Arkansas 72716-8611	US	Senior Vice President – International Business Development, Wal-Mart

Raymond E. Liguori	Wal-Mart Stores, Inc. 702 SW 8th Street Bentonville, Arkansas 72716-8611	US	Vice President – Mergers & Acquisitions, Wal-Mart International

Gordon Y. Allison	Wal-Mart Stores, Inc. 702 SW 8th Street Bentonville, Arkansas 72716-8611	US	Vice President and General Counsel – Corporate Division, and Assistant Secretary, Wal-Mart

José María Eyzaguirre Baeza	Av. Apoquindo 3721 13th Floor Las Condes - 6760352 Santiago, Chile	Chile	Partner, Claro y Cia

Jorge Carraha Chahuán	Av. Apoquindo 3721 13th Floor Las Condes - 6760352 Santiago, Chile	Chile	Partner, Claro y Cia

Felipe Larraín Tejeda	Av. Apoquindo 3721 13th Floor Las Condes - 6760352 Santiago, Chile	Chile	Partner, Claro y Cia

Matthew William Allen	Wal-Mart Stores, Inc. 702 SW 8th Street Bentonville, Arkansas 72716-8611	US	Senior Director – Global Treasury, Wal-Mart

Shelley Renee Lieffring Wolf	Wal-Mart Stores, Inc. 702 SW 8th Street Bentonville, Arkansas 72716-8611	US	Director – Treasury Operations, Wal-Mart

Michael Brett Biggs	Wal-Mart Stores, Inc. 702 SW 8th Street Bentonville, Arkansas 72716-8611	US	Senior Vice President – Corporate Finance & Assistant Treasurer, Wal-Mart